Dimensional

May 8, 2015

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Mary Cole

Re:	DFA Investment Dimensions Group Inc.
File Nos. 2-73948 and 811-3258

Dear Ms. Mary Cole:

On behalf of DFA Investment Dimensions Group Inc. (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 178/179 to the Registration Statement of the Registrant (the “Amendment”) relating to the VA Inflation-Protected Securities Portfolio (the “Portfolio” or “Inflation-Protected Portfolio”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on February  24, 2015, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended.

Each SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

1.           Comment.  Please include disclosure in the second footnote to the fee table that the Advisor will not seek reimbursement for fees waived and expenses assumed above the rate of an expense cap that is in place.

Response.  The anticipated fees and expenses for the first full fiscal year would not require the Portfolio to waive its management fee or to assume the ordinary operating expenses of the Portfolio.  Accordingly, the “Fee Waiver and/or Expense Reimbursement” line item and corresponding footnote have been removed from the fee table.

2.           Comment.  Please confirm that the expense table for the Portfolio will include waived fees.

Response.  As noted above, the “Fee Waiver and/or Expense Reimbursement” line item and corresponding footnote have been removed from the fee table because the anticipated fees and expenses for the first full fiscal year would not require the Portfolio to waive its management fee or to assume the ordinary operating expenses of the Portfolio.

U.S. Securities and Exchange Commission
May 8, 2015

3.          Comment.  In the “Principal Investment Strategies” section of the prospectus indicate whether the portfolio will invest predominantly in U.S. dollar denominated securities, and if not, please include disclosure and risks with respect to foreign investing.

Response.  The Portfolio includes the following disclosure in the “Principal Investment Strategies” section of the prospectus:

                            “The Inflation-Protected Portfolio ordinarily invests in inflation-protected securities issued by the U.S. Government and its agencies and instrumentalities . . .”

 4.           Comment.  Please confirm whether or not the Portfolio intends to engage in transactions that will provide leverage to the Portfolio.   If the Portfolio will engage in leverage please include the risks of engaging in leverage transactions.

Response.  The Portfolio does not intend to engage in transactions for the purpose of gaining leverage.

5.           Comment.  In the section of the prospectus entitled “Manager of Managers Structure,” please add disclosure that there is no assurance that such exemptive relief will be granted.

Response.  The requested disclosure has been added.

* * * * * *

In connection with the Registrant’s response to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Carolyn L. O
Carolyn L. O, Esq.
Vice President
DFA Investment Dimensions Group Inc.